UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(AMENDMENT NO. 4)

Air Methods Corporation

(Name of Subject Company (Issuer))

ASP AMC Merger Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

ASP AMC Intermediate Holdings, Inc.

(Parent of Offeror)

A wholly owned subsidiary of

ASP AMC Holdings, Inc.

(Parent of Offeror)

A wholly owned subsidiary of

American Securities Partners VII, L.P.

American Securities Partners VII(B), L.P.

American Securities Partners VII(C), L.P.

American Securities Associates VII, LLC

American Securities LLC

(Other Persons)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.06 per share

(Title of Class of Securities)

9128307

(CUSIP Number of Class of Securities)

ASP AMC Merger Sub, Inc.

c/o American Securities LLC

299 Park Avenue, 34th Floor

New York, NY 10171

Attention: Eric Schondorf

Telephone: (212) 476-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael E. Lubowitz

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,594,029,774.00	$184,748.05

*                    Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 36,644,628 shares of common stock, par value $0.06 per share (the “Shares”), of Air Methods Corporation a Delaware corporation (“Air Methods”) outstanding multiplied by the offer price of $43.00 per share; (ii) 75,561 Shares reserved for issuance upon the settlement of outstanding Air Methods restricted stock unit awards (“RSUs”) multiplied by the offer price of $43.00 per Share; (iii) 244,592 Shares reserved for issuance upon settlement of outstanding Air Methods performance stock unit awards (“PSUs”) multiplied by the offer price of $43.00 per Share; (iv) and 808,478 Shares issuable pursuant to outstanding options (“Options”) with an exercise price less than the offer price of $43.00 per Share, multiplied by the offer price of $43.00 per share minus the exercise price for each such option. The foregoing share figures have been provided by Air Methods to the Offeror and are as of March 20, 2017, the most recent practicable date.

**                The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2017, issued August 31, 2016, is calculated by multiplying the Transaction Valuation by 0.0001159.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $184,748.05	Filing Party: ASP AMC Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 23, 2017

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by ASP AMC Merger Sub, Inc., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of ASP AMC Intermediate Holdings, Inc., a Delaware corporation (“Parent”), which is beneficially owned by affiliated funds managed by American Securities LLC, a New York limited liability company, with the Securities and Exchange Commission on March 23, 2017 and as amended pursuant to Amendment No. 1 filed by the Offeror and Parent on March 28, 2017, Amendment No. 2 filed by the Offeror and Parent on March 31, 2017 and Amendment No. 3 filed by the Offeror and Parent on April 7, 2017 (together with any subsequent amendments and supplements thereto from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule TO”). The Schedule TO relates to the tender offer by the Offeror to purchase all of the outstanding shares of common stock, par value $0.06 per share (the “Shares”) of Air Methods Corporation, a Delaware corporation (“Air Methods”), at a purchase price of $43.00 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase of the Offeror and Parent, dated March 23, 2017, a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, as each may be amended or supplemented from time to time and which together constitute the “Offer”.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in the Schedule TO. Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(a) Section 12—“Sources and Amount of Funds”—of the Offer to Purchase is hereby supplemented by inserting the following heading and paragraph at the end of the subsection entitled “Debt Financing”:

“Receipt and Allocation of Commitments

On April 13, 2017, commitments were received and allocated in respect of the full amount of the Senior Secured Facilities comprised of the Senior Secured Term Facility in an aggregate principal amount of $1,250 million and the Senior Secured Revolving Facility in an aggregate principal amount of $125 million.  In addition, on the same date the Offeror priced $500 million of senior unsecured notes due 2025 in lieu of the Bridge Facility.  The receipt of proceeds from the Debt Financing is subject to the satisfaction of customary closing conditions, including consummation of the Offer and the Merger.”

(b) Section 15—“Certain Legal Matters; Regulatory Approvals”—of the Offer to Purchase is hereby amended by inserting the following paragraph at the end of the subsection entitled, “Certain Litigation”:

“On April 12, 2017, the plaintiff in the Sattler action filed a motion for preliminary injunction.  On April 13, 2017, Air Methods filed Amendment No. 4 to amend and supplement the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Air Methods with the Securities and Exchange Commission on March 23, 2017 (as amended and supplemented from time to time, and including the documents annexed to or incorporated therein).  Also on April 13, 2017, the plaintiff in the Sattler action filed a notice withdrawing his preliminary injunction motion.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

ASP AMC MERGER SUB, INC.

By:	/s/ Marc Saiontz
Name: Marc Saiontz Title: President ASP AMC INTERMEDIATE HOLDINGS, INC.

By:	/s/ Marc Saiontz
Name: Marc Saiontz
Title: President

Dated: April 14, 2017

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EXHIBIT INDEX

EXHIBIT NO.

(a)(1)(A)	Offer to Purchase, dated March 23, 2017.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The New York Times on March, 23, 2017.*

(a)(1)(G)	Letter to Participants in Air Methods’ 401(k) Plan with respect to the Offer.**

(a)(1)(H)	Letter of Instruction for Participants in Air Methods’ 401(k) Plan.**

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated March 14, 2017 (incorporated by reference to Exhibit 99.1 to Air Method’s Current Report on Form 8-K, filed on March 14, 2017).

(b)(1)

Debt Commitment Letter, dated as of March 14, 2017, among Parent, Offeror, Royal Bank of Canada, Morgan Stanley Senior Funding, Inc. and Barclays Bank PLC. (excluding Exhibits A, B and C)(the “Debt Commitment Letter”)*

(b)(2)	Exhibits A, B and C to the Debt Commitment Letter.*

(d)(1)

Agreement and Plan of Merger, dated as of March 14, 2017, by and among Parent, Offeror and Air Methods (incorporated by reference to Exhibit 2.1 to Air Methods’ Current Report on Form 8-K, filed on March 14, 2017).

(d)(2)

Equity Commitment Letter and Limited Guarantee, dated as of March 14, 2017, by and between Parent, American Securities Partners VII, L.P., American Securities Partners VII(B), L.P. and American Securities Partners VII(C), L.P.*

(d)(3)	Confidentiality Agreement, dated as of September 2, 2016, by and between Air Methods and American Securities, as amended on February 13, 2017.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed with the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on March 23, 2017.

**Previously filed with the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on March 31, 2017.

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